# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

# CURRENT REPORT
## PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

**Date of Report (Date of earliest event reported): December 27, 2005 (December 21, 2005)**

# Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

| **Texas** | **000-51292** | **71-0897613** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**15601 Dallas Parkway, Suite 600, Addison, Texas**
**75001**

(Address of principal executive offices)

(Zip Code)

**(866) 655-1610**

(Registrant's telephone number, including area code)

**None**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.01 Completion of Acquisition or Disposition of Assets**

On December 21, 2005, Behringer Harvard Mid-Term Value Enhancement Fund I LP (which may be referred to herein as the "Registrant," "we," "our" or "us") acquired a single-story suburban office building containing approximately 28,880 rentable square feet located on approximately 2.2 acres of land at 1401 North Plano Road in Richardson, Texas, a suburb of Dallas (the "ASC Building") through our direct and indirect partnership interests in Behringer Harvard 1401 Plano Road LP (the "ASC Building Partnership"). The contract purchase price for the ASC Building was $3,950,000, excluding closing costs. The ASC Building was acquired by the ASC Building Partnership entirely through the use of proceeds of our public offering of our limited partnership units.

The ASC Building is held by the ASC Building Partnership in which Behringer Harvard 1401 Plano Road GP, LLC, our wholly-owned subsidiary, is the general partner and we are the limited partner. The purchase price for the transaction was determined through negotiations between the seller of the property, Mount Carrigain LP, an unaffiliated third party, and Harvard Property Trust, LLC, an entity affiliated with our general partners. In evaluating the ASC Building as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income, expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, credit worthiness of the tenant, quality of the tenant, lease terms and price per square foot. Our general partners believe that the ASC Building is well located, has acceptable roadway access, is well maintained, adequately insured and has been professionally managed.

The ASC Building, which was constructed in 2000, is 100% leased to Air Systems Components, LP ("Air Systems Components"). Air Systems Components consists of a group of companies that are the largest manufacturer of air handling components in North America. Air Systems Components leases 28,880 square feet for an annual rent of $433,200 under a lease that expires in October 2010. The current lease allows Air Systems Components the option of one five-year renewal at the market rental rate.

HPT Management Services LP (the "Management Company"), our affiliate, has the sole and exclusive right to manage and arrange for the leasing of the ASC Building. Among other things, the Management Company will have the authority to negotiate and enter into leases of the property on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. As compensation, the Management Company will receive a property management fee equal to 4% of annual gross revenues. The Management Company has subcontracted certain of its on-site management services to Trammell Crow Services, Inc.

**Item 9.01 Financial Statements and Exhibits**

(a)     Financial Statements of Businesses Acquired.

Since it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, the Registrant hereby confirms that the required financial statements will be filed on or before March 9, 2006, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b)     Pro Forma Financial Information.

See Paragraph (a) above.

(c)     Shell Company Transactions.

Not applicable.

(d)     Exhibits.

None.

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Behringer Harvard Mid-Term Value Enhancement Fund I LP**

By:    Behringer Harvard Advisors I LP
        Co-General Partner

Dated:  December 27, 2005        By:  /s/ Gary S. Bresky
                    Gary S. Bresky
                    Chief Financial Officer